1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500
July 24, 2017

FILED VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CornerCap Group of Funds, File Nos. 033-03149 and 811-04581

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, CornerCap Group of Funds (the "Trust").  Ms. Angela Mokodean of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided oral comments, on June 23, 2017, regarding Post-Effective Amendment No. 58 to the above-referenced registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (the "1940 Act"), filed on May 31, 2017 with respect to the CornerCap Balanced Fund, CornerCap Small-Cap Value Fund, and the CornerCap Large/Mid-Cap Value Fund (the "Funds").  The following are the comments provided and the Trust's response to each:

Combined Prospectus
CornerCap Balanced Fund

Expense Table
1.	Comment: In the Expense Table on page 2, please revise "Net Annual Fund Operating Expenses" to state "Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement".
Response:  The requested change has been made.
2.
Comment:  Please supplementally disclose whether CornerCap Investment Counsel, Inc., the Funds' investment adviser (the "Adviser"), can recoup waived fees or reimbursed expenses.  If so, please verify that amounts can be recouped only within 3 years from the date when an amount was waived or reimbursed, and that recoupment may only occur as long as the repayment would not cause the fund to exceed the lesser of its current net expense ratio or the net expense ratio in place at the time of waiver or reimbursement.

Response:  Pursuant to the Adviser's existing Expense Limitation Agreement with the Trust on behalf of the Balanced Fund, the Adviser may not recoup any waived fees or reimbursed expenses.
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Example
3.	Comment: Please disclose on page 2 that the figures in the Example reflects fee waivers or expense reimbursements only through August 1, 2018.
Response:  The requested change has been made.
Principal Investment Strategies
4.	Comment: Please consider disclosing that the Balanced Fund will invest at least 25% in equity securities and at least 25% in fixed income securities.
Response:  The requested change has been made.
Principal Risks
5.
Comment:  Please supplementally explain whether the Balanced Fund will concentrate its investments in a particular industry or group of related industries.  If so, please disclose such concentration and any risks associated with the particular industry or group of related industries.

Response:  The Balanced Fund will not concentrate its investments in any particular industry or group of related industries as a principal investment strategy.
6.	Comment: Please revise the disclosure under "Regulatory Risk" on page 4 to clarify whether the risks described therein apply to regulation, deregulation or both.
Response:  The disclosure has been revised accordingly.
Performance Table
7.	Comment: Please add a caption to the performance table on page 6 setting forth the date of the information in the table.
Response:  The following caption has been added to the performance table:  "Average Annual Total Returns (for the periods ended December 31, 2016)".
8.	Comment: Please explain why the Barclay's U.S. Intermediate Government/Credit Index is an appropriate broad-based securities market index.
Response:  The Adviser considers the Barclay's U.S. Intermediate Government/Credit Index to be an appropriate broad-based securities market index because it is independent of the Trust, the Adviser and the Trust's principal underwriter, and is representative of securities in which the Fund may invest. The Adviser has also added as an additional comparative index the Russell 1000 Value Index performance table as a measure of large-cap value equity markets generally.
CornerCap Small-Cap Value Fund
Example
9.	Comment: Please delete the phrase "except in year one" in relation to the Example on page 8.
Response:  The requested change has been made.
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Principal Investment Strategies
10.	Comment: In the last sentence of the first paragraph under "Principal Investment Strategies" on page 9, there appears to be a missing word after the word "systematic". Please revise accordingly.
Response:  The sentence has been revised to state:  "Fundametrics® was designed to evaluate stocks on many of the same criteria used by a human analyst, but is done using a systematic approach intended to minimize human emotion and bias."
11.	Comment: Please restate the third sentence of the second paragraph under "Principal Investment Strategies" on page 9 in "plain English".
Response:  The sentence has been revised as follows:  "The Alpha Composite is primarily comprised of value-focused factors; however, for diversification purposes, it also includes additional factors, such as growth- and momentum-focused factors, that the Adviser believes have low correlations to the Alpha Composite's value-focused factors."
Principal Risks
12.
Comment:  Please supplementally explain whether the Small-Cap Value Fund will concentrate its investments in a particular industry or group of related industries.  If so, please disclose such concentration and any risks associated with the particular industry or group of related industries.

Response:  The Small-Cap Value Fund will not concentrate its investments in any particular industry or group of related industries as a principal investment strategy.
Performance Table
13.	Comment: Please add a caption to the performance table on page 11 setting forth the date of the information in the table.
Response:  The following caption has been added to the performance table:  "Average Annual Total Returns (for the periods ended December 31, 2016)".
CornerCap Large/Mid-Cap Value Fund
Expense Table
14.
Comment:  Please supplementally disclose whether the Adviser can recoup waived fees or reimbursed expenses.  If they can, please verify that amounts can be recouped only within 3 years from the date when an amount was waived or reimbursed, and that recoupment may only occur as long as the repayment would not cause the fund to exceed the lesser of its current net expense ratio or the net expense ratio in place at the time of waiver or reimbursement.

Response:  Pursuant to the Adviser's existing Expense Limitation Agreement with the Trust on behalf of the Large/Mid-Cap Value Fund, the Adviser may not recoup any waived fees or reimbursed expenses.
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Principal Investment Strategies
15.
Comment:  The Prospectus states that the Large/Mid-Cap Value Fund may invest in exchange-traded funds ("ETFs"). If the Fund indirectly incurs fees or expenses of more than 0.01% as the result of its investments in ETFs, please include a separate line item in the Expense table.  Instruction 3(f) to Item 3 of Form N-1A.

Response:  The Trust confirms that the Large/Mid-Cap Value Fund did not incur fees or expenses of more than 0.01% as the result of its investments in acquired funds during the relevant fiscal year.
Performance Table
16.	Comment: Please add a caption to the performance table on page 16 setting forth the date of the information in the table.
Response:  The following heading has been added to the performance table:  "Average Annual Total Returns (for the periods ended December 31, 2016)".
Management-Portfolio Managers
17.	Comment: Regarding the length of service for Thomas E. Quinn, either change the start date or clarify that service was for the predecessor entity of this Fund.
Response:  The disclosure has been revised to state that Mr. Quinn's service as portfolio manager commenced in September 1996, on behalf of the Fund's predecessor.
Balanced Fund - Details Regarding Principal Investment Strategies- Non-Principal Investment Strategy
18.
Comment:  The Prospectus states on page 19 that the Balanced Fund "may invest in, without limitation, high yield fixed-income securities ("junk bonds") rated below the four highest ratings of Moody's or S&P, convertible securities and foreign securities (including those traded on a U.S. exchange)". Please revise the phrase "without limitation" for clarity.

Response:  The phrase "without limitation" has been removed from the Prospectus disclosures referenced.
Small-Cap Value Fund - Details Regarding Principal Investment Strategies – Investment Strategy
19.
 Comment:  Please consider revising the second paragraph of the section "Details Regarding Principal Investment Strategies – Small-Cap Value Fund – Investment Strategy" to conform to the corresponding section in the Small-Cap Value Fund –Institutional Shares Prospectus.

Response:  The requested change has been made.
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Small-Cap Value Fund - Details Regarding Principal Investment Strategies – Non-Principal Investment Strategy
20.
Comment:  The Prospectus states:  "The Small-Cap Value Fund may purchase foreign securities (including, without limitation, those listed on a U.S. exchange) to complement its investment objectives".  Please revise the phrase "without limitation" for clarity.  Also, please state supplementally whether ADRs are considered by the Fund to be domestic or foreign stocks.

Response:  The phrase "without limitation" has been removed from the Prospectus disclosures referenced. The Adviser confirms that the Fund considers ADR's to be foreign securities and has added appropriate disclosure to this effect.
Large/Mid-Cap Value Fund - Details Regarding Principal Investment Strategies – Investment Strategy
21.
Comment:  The Prospectus states that:  "The Large/Mid-Cap Value Fund may also invest in ETFs or other investment companies that hold securities in which the Large/Mid-Cap Value Fund may directly invest."  Please disclose whether the Large/Mid-Cap Value Fund considers the underlying investments of ETFs or other investment companies when determining the Fund's compliance with its 80% investment policy for purposes of Rule 35a-1 under the 1940 Act.  Please also consider making similar changes to the disclosures for the Small-Cap Value Fund.

Response:  The requested change has been made with regard to the Large/Mid-Cap Value Fund. The Small-Cap Value Fund does not invest in ETFs as a principal investment strategy.
Principal Risks of Investing in the Funds
22.
Comment:  With the exception of the section entitled "Credit-Default Risk", the descriptions of each principal risk beginning on page 23 appear to repeat the descriptions provided on pp. 4-5, 9-10, and 14-15 of the Prospectus.  The Staff notes that responses to Item 4(b) of Form N-1A should represent a summary of the information provided in response to Item 9(c). Please revise the responses to Item 4(b) and Item 9(c) for each Fund accordingly.  Please also see the Staff's IM Guidance 2014-08.

Response:  The requested change has been made.
23.
Comment:  Please consider adding disclosures regarding fixed income risks to the principal or non-principal risk disclosures of the Large/Mid-Cap Value Fund.  Please include whether the Large/Mid-Cap Value Fund may invest in convertible securities.

Response:  The Large/Mid-Cap Value Fund may invest in convertible securities, corporate debt securities and short-term U.S. government obligations, but will not do so as part of its principal investment strategy. Risks related to investments in fixed income securities have been included in response to Item 9(c).
24.	Comment: Consider adding disclosure regarding the relationship between fixed income security prices and interest rates. Consider providing information about the current interest-rate environment.
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Response:  The requested change has been made.
25.	Comment: Consider adding disclosure regarding the Large/Mid-Cap Value Fund to the section "Portfolio Turnover Risk".
Response:  The requested change has been made.
Shareholder Information
26.
Comment:  The Prospectus provides that "trading in certain portfolio investments may not occur on days that a Fund is open for business, as markets or exchanges other than the NYSE may be closed" at the top of page 30, and also includes the same sentence on preceding page under the heading "When and How NAV is Determined."  Consider removing the sentence at the top of page 30.

Response:  The requested change has been made.
27.	Comment: Please delete the section "Disclosure of Portfolio Holdings" on page 30, as it appears duplicative.
Response:  The requested change has been made.
28.
Comment:  In the section "Systematic Withdrawals", the Prospectus provides that a shareholder "may terminate your participation in a systematic withdrawal plan at any time by contacting a Fund sufficiently in advance of the next withdrawal."  Please clarify what "sufficiently in advance" means.

Response:  The requested change has been made.
Financial Highlights
29.	Comment: Please disclose under "Financial Highlights" that Cohen & Company Ltd., the Funds' independent registered public accounting firm, performed the audit for the Funds for the years presented.
Response:  The requested disclosure has been added.
Back Cover
30.	Comment: In the section "Securities and Exchange Commission Information", please correct the typographical error.
Response:  The requested change has been made.
31.	Comment: Please revise the disclosure "Investment Company Act File No. 811-04581" to be a smaller font than the rest of the Prospectus.
Response:  The requested change has been made.

Small-Cap Value Fund- Institutional Shares Prospectus
Principal Investment Strategies
1.	Comment: The disclosures in the first paragraph on page 2 in the Institutional Shares Prospectus and the related disclosures in the Combined Prospectus should be consistent.
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Response:  The requested changes have been made.
Purchase and Sale of Fund Shares
2.	Comment: Please disclose if there is a minimum amount for subsequent investments.
Response:  Disclosure has been added to reflect that there is no minimum amount for subsequent investments in Institutional Shares of the Small-Cap Value Fund.
Non-principal risks
3.	Comment: Please consider adding disclosure regarding the risks of mid-cap companies as a non-principal risk of the Fund.
Response:  The requested change has been made.
4.
Comment:  The Combined Prospectus contains disclosure clarifying that an exchange of shares is a sale and may have tax consequences; but that disclosure does not appear to be included in the Institutional Shares Prospectus.  Please include that disclosure here or explain why it should not be included.

5.	Response: This disclosure appears on page 19 of the Institutional Shares Prospectus.

Statement of Additional Information (SAI)
Table of Contents
1.	Comment: On the Table of Contents, please correct the typographical error in the line "Investment Objectives, Polices and Additional Risks".
Response:  The requested change has been made.
Investment Objectives, Policies and Additional Risks
2.	Comment: In the section "Other Investment Companies", the phrase "Other Investment Companies" is repeated. Please consider revising.
Response:  The requested change has been made.
3.
Comment:  In the section "Corporate Debt Securities", the SAI provides that "the Balanced Fund's debt securities may include lower-rated debt securities including, without limitation, junk bonds."   Please revise the phrase "without limitation" for clarity.

Response:  The phrase "without limitation" has been removed.
4.	Comment: Please confirm that the Funds segregate liquid assets to cover reverse repurchase agreements in accordance with Section 18 of the 1940 Act.
Response:  The Adviser confirms that, if a Fund enters into a reverse repurchase agreement, the Fund will segregate assets on the Fund's books or otherwise cover the Fund's obligations in accordance with guidance from the Securities and Exchange Commission under Section 18 of the 1940 Act.
5.	Comment: In the fourth paragraph of the section "Mortgage-Related Securities", the word "Obligations" appears to be missing. Please revise.
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Response:  The requested change has been made.
6.	Comment: Please advise why the Funds' portfolio turnover rates are disclosed here, when they are disclosed in the Prospectus.
Response:  The Fund has revised the disclosure concerning portfolio turnover rates in the SAI to remove the most recent fiscal year-end portfolio turnover rates.
Fundamental Investment Limitations for the Balanced Fund
7.	Comment: Disclose whether the Balanced Fund will invest more than 25% of its total assets in any particular industry or group of related industries.
Response:  The Balanced Fund has added the following disclosure:
"The Balanced Fund may not… invest more than 25% of the value of its total assets in any one industry or group of related industries.
With respect to the above fundamental investment restriction regarding concentration, (i) securities of the U.S. government (including its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions and investments in other registered investment companies are not considered to be issued by members of any industry (although the Balanced Fund will consider a registered investment company's underlying securities in applying its concentration policy), (ii) if the Balanced Fund invests in a revenue bond tied to a particular industry, the Balanced Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied, and (iii) in the case of loan participations where the Fund is not in a direct debtor/creditor relationship with the borrower, both the financial intermediary and the ultimate borrower are considered issuers."
8.	Comment: Page 22 of the SAI indicates that the Funds have elected to be governed by Rule 18f-1 under the 1940 Act. Please update footnote #3 on pages 7, 8 and 9 accordingly.
Response:  The sentence regarding 18f-1 elections has been deleted from each footnote.
Fundamental Investment Limitations for the Small-Cap Value Fund
9.	Comment: Disclose whether the Small-Cap Value Fund will invest more than 25% of its total assets in any particular industry or group of related industries.
Response:  The Small-Cap Value Fund has added the following disclosure:
"The Small-Cap Value Fund may not… invest more than 25% of the value of its total assets in any one industry or group of industries.
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With respect to the above fundamental investment restriction regarding concentration, (i) securities of the U.S. government (including its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions and investments in other registered investment companies are not considered to be issued by members of any industry (although the Small-Cap Value Fund will consider a registered investment company's underlying securities in applying its concentration policy), (ii) if the Small-Cap Value Fund invests in a revenue bond tied to a particular industry, the Small-Cap Value Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied, and (iii) in the case of loan participations where the Fund is not in a direct debtor/creditor relationship with the borrower, both the financial intermediary and the ultimate borrower are considered issuers."
10.	Comment: With respect to investment limitation No. 3, please revise "Balanced Fund" to reference the Small-Cap Value Fund.
Response:  The requested change has been made.
11.	Comment: With respect to investment limitation No. 9, Footnote 4, please consider removing this note.
Response:  The Trust has considered the Staff's comment.  The Trust believes that the footnote includes helpful disclosure and, therefore, has determined to retain the footnote.
Fundamental Investment Limitations for the Large/Mid-Cap Value Fund
12.
Comment:  With respect to investment limitation No. 5, please confirm whether the Large/Mid-Cap Value Fund is the only Fund that engages in securities lending.  If any Fund engages in securities lending, please consider additional disclosure regarding the risks of securities lending.

Response:  The Trust confirms that no Fund currently engages in securities lending.
Disclosure of Portfolio Holdings
13.	Comment: The third bullet point under "Disclosure of Portfolio Holdings" references March 31, 2015. Please update this disclosure accordingly.
Response:  The requested change has been made.
Management
14.	Comment: In the table under "Independent Trustees", please disclose the principal business of the two companies disclosed by Mr. Durity under the heading "Principal Occupation(s) during Past 5 Years".
Response:  The requested disclosure has been included.
Leadership Structure and Risk Oversight
15.	Comment: In the section "Board Structure", please clarify whether Mr. Quinn has a leadership role on the Board (e.g., Chairman).
Response:  The disclosure has been revised to reflect that Mr. Quinn is Chairman of the Board of Trustees.
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16.
Comment:  Please consider revising the first sentence of the second paragraph of the section "Qualifications of Trustees" to be more clear.  Additionally, please consider adding additional information regarding the qualifications of Mr. Quinn.

Response:  The referenced sentence has been revised for clarification of the information presented, and additional information has been added as concerns Mr. Quinn's experience.
Advisory and Administration Arrangements
17.
Comment:  If a Services Agreement is a "management-related service contract", please provide the amounts paid under each Services Agreement for the past three years.  If the Services Agreement is not a "management-related service contract", please explain supplementally the basis for such determination.

Response:  Disclosure regarding the fees paid for the last three years under each Services Agreement has been added.
18.	Comment: Please disclose, under "Distribution Services", the aggregate dollar amounts of underwriting commissions paid to the Distributor, pursuant to Item 25(a)(3) of Form N-1A.
Response:  The Funds do not pay the Funds' Distributor, Foreside Fund Services, any underwriting commissions.
19.
Comment:  The SAI provides that the Funds and/or the Adviser may enter into arrangements with certain financial intermediaries and related fund supermarket platforms.  Please confirm whether any of the Funds pay any such intermediaries or supermarkets under these arrangements.

Response:  The Trust confirms that the Funds do not pay any intermediary fees or supermarket fees in connection with these arrangements; rather, it is the Adviser that pays the fees under these arrangements out of its own resources.
Net Asset Value
20.
Comment:  Under "Net asset Value", the SAI provides that "Debt securities which mature in less than sixty (60) days are valued at amortized cost (unless the Board of Trustees determines that this method does not represent the fair market value of such assets), if their original maturity was sixty(60) days or less."  Please confirm that the Funds value debt securities with maturities of less than 60 days at amortized cost only if the Fund can reasonably conclude at each time it makes a valuation determination that the amortized cost value of the portfolio security is approximately the same as the fair value of the security, as determined without the use of amortized cost valuation.  Please see also Release IC-31166.

Response:  The Trust confirms that the Funds value debt securities with maturities of less than 60 days at amortized cost if the Fund determines in good faith that the amortized cost value of the portfolio security is approximately the same as the fair value of the security. The Funds have revised the disclosures to state:  Debt securities which mature in less than sixty (60) days may be valued at amortized cost.

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Performance Information
21.	Comment: Please explain why the performance figures provided in this section are different from the figures provided in the prospectus.
Response:  The performance information in the Prospectus is based on reporting periods ending December 31, while the reporting periods for the performance information in the SAI is based on the Funds' fiscal year end.
22.	Comment: Please confirm the inception date for the Balanced Fund.
Response:  The Trust confirms that the inception date for the Balanced Fund is as May 24, 1997, and has revised its disclosures accordingly.
23.	Comment: Please confirm the inception date for the Small-Cap Value Fund.
Response:  The Trust confirms that the inception date for the Fund is September 30, 1992, and has revised its disclosures accordingly.
Part C
24.	Comment: Please include the consent of the Fund's independent registered public accounting firm as Exhibit 28(j).
Response:  The consent of Cohen & Company Ltd. as the Funds' independent registered public accounting firm, will be provided in a subsequent registration statement amendment filed prior to the effective date of Post-Effective Amendment No. 58.
25.	Comment: Please revise Item 28(k) to state "omitted financial statements".
Response:  The requested change has been made.

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Thank you for your comments.  Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

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